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                                                                Exhibit 99(d)(2)



                  TENDER LOVING CARE HEALTH CARE SERVICES, INC.
                               1983 Marcus Avenue
                             Lake Success, NY 11042

                               September 25, 2001

e-MedSoft.com (d/b/a Med Diversified)
650 Suffolk Street
Lowell, Massachusetts  01854
Attention:  Frank Magliochetti


         RE:  CONFIDENTIALITY AGREEMENT


         In connection with certain proposed discussions of a possible business transaction between e-MedSoft.com (d/b/a Med Diversified ("Med Diversified") and Tender Loving Care Health Care Services, Inc. ("Tender Loving Care"), each of Med Diversified and Tender Loving Care may disclose to the other certain confidential and proprietary information relating to its business, affairs, finances, and technology. Each of Med Diversified and Tender Loving Care is willing to disclose such Confidential Information to the other, but only on the terms set forth in this letter agreement.

         We agree as follows:

         1. As used in this letter agreement, the term "Confidential Information" of a party means all information provided by or on behalf of that party to the other party or its representatives, except information that:

         (a) was known to the receiving party prior to such disclosure by the disclosing party;

         (b) was public knowledge at the time of such disclosure to the receiving party, or becomes public knowledge after such disclosure, through no action or omission by or on behalf of the receiving party; or

         (c) is lawfully disclosed or made available to the receiving party by a third party having no obligation to the disclosing party to maintain the confidentiality of such information.

         2. Each of Med Diversified and Tender Loving Care will maintain the confidentiality of all Confidential Information of the other and hold it in trust for the exclusive benefit of the other. All Confidential Information will remain the exclusive property of the disclosing party, and will be used by the receiving party exclusively for purposes of the discussions referred to above. Unless previously authorized in writing by the disclosing party, the receiving party will not use Confidential Information for any other purpose or for the benefit of itself or others, and


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                                      -2-


will not disclose it to anyone (except its employees and authorized representatives, on a "need-to-know" basis). Each party will be jointly and severally responsible for any violation of the terms of this letter agreement by any of its employees or authorized representatives to whom it discloses any Confidential Information of the other party.

         3. Each of Med Diversified and Tender Loving Care will promptly deliver to the other, upon request, all documents and other tangible media that contain or reflect Confidential Information of the other (including all copies, reproductions, digests, abstracts, analyses, and notes) in its possession or control, and will destroy any related computer files.

         4. Neither party makes any representations or warranties, nor shall either party incur any liability, in respect of any information (including Confidential Information) provided by or on behalf of it to the other party, including without limitation with respect to the accuracy or completeness of such information.

         5. If either party is required by law to disclose any Confidential Information of the other, such party will provide the other party with prompt notice of such requirement so that the other party may seek a protective order or take other appropriate action and/or waive compliance with this letter agreement to the extent of such required disclosure. In the absence of such a waiver, if either party is, in the opinion of its counsel, compelled to disclose Confidential Information of the other party upon pain of liability for contempt or other censure or penalty, such party may disclose such Confidential Information to the relevant court or other tribunal without liability hereunder, but such information shall remain confidential under this letter agreement after such disclosure.

         6. Each of Med Diversified and Tender Loving Care agrees that, for a period of two years from the date hereof, it will not, directly or indirectly through an affiliate (as defined in Rule 405 under the Securities Act of 1933, as amended), solicit the employment (other than through general solicitations in the media) of any individual employed by the other who is known by the soliciting party to have participated in the discussions or negotiations concerning a possible transaction between the parties or in any due diligence investigation by a party of the other.

         7. Each of Med Diversified and Tender Loving Care acknowledges that any breach by it of its obligations under this letter agreement would inevitably cause substantial and irreparable damage to the other party, and that money damages would be an inadequate remedy therefor. Accordingly, each of Med Diversified and Tender Loving Care acknowledges and agrees that the other party will be entitled, in addition to any other available remedies, to an injunction, specific performance, and/or other equitable relief to prevent the violation of such obligations.

         8. Either party may at any time terminate the discussions with the other that are the subject of this letter agreement, for any reason or for no reason, and the provisions of this letter agreement will survive any such termination.

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                                      -3-


         9. Until the earlier of such time as (i) a definitive acquisition agreement is executed by the parties hereto or (ii) the passage of thirty (30) days from the date of this letter agreement, Tender Loving Care agrees not to enter into any discussions or negotiations with any third parties regarding the sale of Tender Loving Care (whether effected through a merger, sale of stock or sale of all or substantially all of the assets or otherwise). The parties hereby acknowledge that any definitive acquisition agreement will contain provisions restricting discussions and negotiations with third parties regarding the sale of Tender Loving Care (whether effected through a merger, sale of stock or sale of all or substantially all of the assets or otherwise). Notwithstanding the foregoing, Tender Loving Care may, subject to the fiduciary duties of its Board of Directors, consider, discuss, respond, furnish information, negotiate, enter into an agreement with respect to any unsolicited offers.

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                                      -4-


         Please sign below to indicate Med Diversified's agreement to the foregoing. This letter agreement will then constitute an agreement governed by the internal laws of the State of New York (without reference to principles of conflicts or choice of law).

                                               Very truly yours,

                                               TENDER LOVING CARE
                                               HEALTH CARE SERVICES, INC.



                                               By: /s/STEPHEN J. SAVITSKY
                                                   ----------------------------
                                                   Stephen J. Savitsky
                                                   Chairman and Chief Executive
                                                   Officer


AGREED:

E-MEDSOFT.COM
(d/b/a Med Diversified)



By: /s/FRANK MAGLIOCHETTI
    ------------------------------
    Frank Magliochetti
    Vice Chairman, Co-CEO and
    President